As filed with the Securities and Exchange Commission on October 7, 2011

Commission File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NUVASIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0768598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7475 Lusk Boulevard

San Diego, California 92121

(858) 909-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexis V. Lukianov

Chairman and Chief Executive Officer

NuVasive, Inc.

7475 Lusk Boulevard

San Diego, California 92121

(858) 909-1800

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copy to:

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive

Suite 1100

San Diego, California 92122

(858) 677-1400

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by the selling stockholders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act of 1934.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $.001 per share	2,336,200(3)	$15.62	$36,491,444	$4,182

(1)	In the event of a stock split, stock dividend or similar transaction involving the registrant’s common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the average of the high and low sales prices of the registrant’s common stock, as reported on the NASDAQ Global Select Market, on October 4, 2011.
(3)	Represents 2,336,200 shares of common stock issued to the selling stockholders pursuant to the terms of that certain Agreement and Plan of Merger, dated September 28, 2011, by and among the registrant, Catamaran Acquisition Corporation, Impulse Monitoring, Inc. and Tullis-Dickerson & Co., Inc., in its capacity as stockholders’ agent.

PROSPECTUS

2,336,200 Shares

Common Stock

This prospectus may be used only in connection with the resale, from time to time, by the selling stockholders identified in this prospectus, of up to 2,336,200 shares of our common stock issued to the selling stockholders pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 28, 2011, by and among NuVasive, Inc., Catamaran Acquisition Corporation (“Merger Sub”), Impulse Monitoring, Inc. (“IMI”) and Tullis-Dickerson & Co., Inc., in its capacity as stockholders’ agent. Pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into IMI, which continued as the surviving corporation and a wholly owned subsidiary of ours (the “Merger”).

The selling stockholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “NUVA.” On October 6, 2011, the last reported sale price of our common stock on the NASDAQ Global Select Market was $17.32.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 7, 2011.

ABOUT THIS PROSPECTUS

This prospectus relates to the resale of up to 2,336,200 shares of our common stock by the selling stockholders. The shares were issued to the selling stockholders on October 7, 2011 in connection with the Merger. We will not receive any proceeds from the sale of the shares offered by the selling stockholders. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date after the respective dates of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus constitutes part of the registration statement on Form S-3 we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration or continuous offering process (the “Registration Statement”). It omits some of the information contained in the Registration Statement, including the exhibits to the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities being offered by the selling stockholders. The Registration Statement, including the exhibits, can be read on the SEC’s website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance, reference is made to the copy of the document as filed.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. The information contained in this prospectus, and the documents incorporated by reference herein, are accurate only as of the date such information is presented. You should also read this prospectus together with the additional information described under the heading “Where You Can Find More Information.” Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

This prospectus may be amended from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “NuVasive,” “the Company,” “we,” “us” and “our” refer to NuVasive, Inc., a Delaware corporation and its consolidated subsidiaries.

This prospectus contains references to a number of our trademarks that are registered or are subject to pending applications or to which we have common law rights. As of the date of this prospectus, we have 154 trademark registrations, both domestic and foreign, including but not limited to the following U.S. trademarks: Absolute Responsiveness, Affix, Armada, AttraX, Back Pact, Cervitech, C Design, Cheetah Gives Back Foundation, CerPass, CoRoent, Creative Spine Technology, DBR, Embrace, FormaGraft, Gradient Plus, Halo, Helix, Impulse Monitoring, Inc., IOS Integrated Operative Solutions, Leverage, M5, MAS, M Impulse Monitoring, Inc., Better Insight. Better Decisions. Better Medicine & Design, M Impulse Monitoring, Inc. & Design, MaXcess, NeoDisc, Nerve Avoidance Leader, NuVasive, NV JJB, NV M5, Osteocel Plus, PCM, Radian, SOLAS, SpheRx, The Better Way Back, Triad, VuePoint, XL TDR, XLIF and XLP. As of the date of this prospectus, we also have 62 trademark applications pending, both domestic and foreign, including but not limited to the following trademarks: Better Back Alliance, Bendini, Billion Dollar Start-Up, Brigade, Brigade Strong, Corpomotion, ILIF, JJB, Leaders In Lateral, Microlif, MicroXlif, Precept, Speed of Innovation, The Lateral Gold Standard, Traverse and X-Core. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements rely on a number of assumptions concerning future events and include, but are not limited to, statements relating to:

•	non-coverage decisions concerning our technologies by third party payers, as well as changes to third party reimbursement policies and practices;

•

the potential impact on our financial statements and our ability to maintain sufficient liquidity due to unfavorable litigation results (including with respect to the ongoing patent lawsuit with Medtronic Sofamor Danek USA, Inc. (“Medtronic”);

•	the potential negative impact of litigation results on our reputation with our customers, suppliers, and the spine market;

•	pricing pressure from our customers and competitors;

•	our highly competitive market segment and competition from large, well-established medical device manufacturers as well as new market entrants;

•	our strategy of obsoleting our own products and our ability to timely acquire, develop and introduce new products or product enhancements that will be accepted by the market;

•

the safety of our products, the results of clinical trials of our current or future product candidates and our ability to obtain clearances or approvals for our future products or product enhancements from U.S. or non-U.S. regulatory bodies;

•

our ability to successfully manage our acquisitions and our ability to integrate the operations of IMI and limit business disruptions (including, without limitation, difficulties in maintaining relationships with suppliers or customers);

•	our ability to achieve expected strategic benefits from the Merger;

•	our ability to manage our anticipated international growth;

•

our or our suppliers’ failure to comply with the Food and Drug Association’s (the “FDA”) quality system regulations, or a delay in the manufacture of our products, an enforcement action by the FDA or claims for non-compliance with FDA regulations in connection with the processing or distribution of allograft products;

•	our ability to grow our revenue or earnings as anticipated;

•	significant increases in product and professional liability claims;

•	the current adverse global economic conditions and its effect on our and our customers’ liquidity;

•

our ability to protect our intellectual property and proprietary technology through patents including our current involvement in several intellectual property litigation actions, including actions involving Medtronic and the NeuroVision brand name;

•	potential negative stock market reactions to the results of litigation; and

•	rigorous governmental regulations regarding the development, manufacture and sale of our products, including restrictions on our interactions with physicians and other health care professionals.

Any forward-looking statements should be considered in light of these factors. Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements. In evaluating an investment in our securities, you should carefully consider the discussion of risks and uncertainties described under the heading “Risk Factors” contained in this prospectus, and under similar headings in the other documents, including our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto, and in other filings with the SEC, that are incorporated by reference into this prospectus. You should carefully read this prospectus, together with the information incorporated herein by reference as described under the heading “Documents Incorporated By Reference,” completely and with the understanding that our actual future results may be materially different from what we expect.

SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. To understand this offering fully, you should read this prospectus carefully. You should carefully read the section titled “Risk Factors” in this prospectus and the documents and financial statements incorporated by reference herein (see “Documents Incorporated By Reference”).

The Company

We are a medical device company focused on developing minimally disruptive surgical products and procedures for the spine. Our currently-marketed product portfolio is focused on applications for spine fusion surgery, including biologics, a combined market estimated to be approximately $7.7 billion globally in 2011. Our principal product offering includes a minimally disruptive surgical platform called Maximum Access Surgery, or MAS®, as well as a growing offering of biologics, cervical and motion preservation products. Our spine surgery product line offerings, which include products for the thoracolumbar spine, the cervical spine, and a set of motion preservation product offerings still under development, are primarily used to enable access to the spine and to perform restorative and fusion procedures in a minimally disruptive fashion. Our biologic product line offerings include allograft (donated human tissue); Osteocel Plus®, an allograft cellular matrix containing viable mesenchymal stem cells, or MSCs, to aid in spinal fusion; and FormaGraft®, a collagen synthetic product used to aid the fusion process. We focus significant research and development efforts to expand our MAS product platform, advance the applications of our unique technology to additional procedures and develop motion preserving products such as our total disc replacement products. We dedicate significant resources toward training spine surgeons on our unique technology and products. Currently, we are training over 500 surgeons annually, which includes surgeons new to our MAS product platform as well as surgeons previously trained on our MAS product platform who are attending advanced training programs.

Our MAS platform combines four categories of our product offerings:

•	NV M5 and NV JJB—our proprietary software-driven nerve monitoring systems;

•	MaXcess®—a unique split-blade design retraction system providing enhanced surgical access to the spine;

•	Biologics—includes our FormaGraft and Osteocel Plus line of products; and

•	Specialized implants—includes our SpheRx® and Armada™ pedicle screw systems, CoRoent® suite of implants, and several fixation systems.

We believe our MAS platform provides a unique and comprehensive solution for safe and reproducible minimally disruptive surgical treatment of spine disorders by enabling surgeons to access the spine in a manner that affords direct visualization and avoidance of critical nerves. The fundamental difference between our MAS platform and what has been previously named MIS, or minimally invasive surgery, is the ability to customize safe and reproducible access to the spine while allowing surgeons to continue to use instruments that are familiar to them. Simply stated, the MAS platform does not require surgeons to reinvent approaches that add complexity and undermine safety, ease and efficacy. An important ongoing objective has been to maintain a leading position in access and nerve avoidance, as well as being the pioneer and ongoing leader in lateral surgery. Our MAS platform, with the unique advantages provided by our nerve monitoring systems, enables an innovative lateral procedure known as eXtreme Lateral Interbody Fusion, or XLIF®, in which surgeons access the spine for a fusion procedure from the side of the patient’s body, rather than from the front or back. Our MaXcess instruments provide access to the spine in a manner that affords direct visualization and our nerve monitoring systems allow surgeons to avoid critical nerves. We believe that the procedures facilitated by our MAS platform decrease trauma and blood loss, and lead to faster overall patient recovery times compared to open spine surgery.

In recent years, we have significantly expanded our product offering relating to procedures in the cervical spine as well as in the area of biologics. Our cervical product offering now provides a full set of solutions for cervical fusion surgery, including both allograft and CoRoent implants, as well as cervical plating and posterior fixation products. In 2009, we acquired Cervitech®, Inc., a company focused on gaining regulatory approval of the PCM® cervical disc system, a motion preserving total disc replacement device. This strategic acquisition allows us the potential to accelerate our entry into the growing mechanical cervical disc replacement market. In the first quarter of 2010, we submitted a premarket approval (“PMA”) application for U.S. Food and Drug Administration (the “FDA”) approval for the PCM cervical disc system. Approval, if obtained, would further strengthen our cervical product offering and we expect it would enable us to continue our trend of increasing our market share. Our biologic offering includes FormaGraft, a collagen synthetic bone substitute, and Osteocel

Plus, an allograft cellular matrix designed to mimic the biologic profile of autograft that includes endogenous mesenchymal stem cells (“MSCs”) and osteoprogenitors, both of which are used to aid in spinal fusion. In 2009, we invested in Progentix Orthobiology, B.V. (“Progentix”), a company organized under the laws of the Netherlands that is developing a synthetic bone graft material to aid in the healing and generation of human bone. As part of the investment, we became the exclusive distributor for certain Progentix biologic products. We are currently in the process of seeking regulatory clearance for AttraX™, a synthetic bone graft material being developed by Progentix delivered in putty form.

On October 7, 2011, we accelerated our presence in the Intra-Operative Monitoring (“IOM”) market in the U.S. by completing our acquisition of Impulse Monitoring, Inc. The acquisition allows us to increase our IOM service business, which is a long-standing service industry providing solutions for the detection of neurological compromise and identification of functional neural structures during surgeries that involve spine, cardio, ENT, brain and general orthopedic. The acquisition complements our existing nerve monitoring systems, which are designed for discreet and directional nerve avoidance and detection, making lateral access to the spine during the XLIF procedure more safe and reproducible.

In connection with the Merger, we, each of the selling stockholders and Robert W. Baird & Co. Incorporated (the “Broker”), entered into a Stock Sale Plan Agreement (the “Stock Sale Agreement”). Pursuant to the terms and conditions of the Stock Sale Agreement and among other things, each of the selling stockholders has agreed to appoint the Broker to sell the shares issued by us to the selling stockholders in the Merger (the “Stock Consideration”) during the thirty (30) trading day period after the Registration Statement is effective (the “Sale Period”), provided, that, the Broker and the selling stockholders have agreed collectively, as a stockholder group, to limit the sales of the Stock Consideration on any given trading day to no more than ten percent (10%) of the aggregate trading volume of our common stock as traded on the NASDAQ Global Select market (“NASDAQ”) on any such trading day, unless otherwise approved by us.

The Stock Sale Agreement also provides that we will make an adjustment payment to each of the selling stockholders in either cash or additional shares of our common stock in the event that the aggregate net proceeds of the sales during the Sale Period are less than the aggregate value of the Stock Consideration, as valued at the closing price per share of our common stock on the last full trading day on the NASDAQ prior to the closing of the Merger (the “Closing Stock Consideration Value”). In the event that an adjustment payment is required pursuant to the terms of the Stock Sale Agreement and we decide to issue additional shares of our common stock, we may be required to provide a further adjustment payment in cash should the net proceeds of all sales during the Sale Period and an extended sale period remain less than the Closing Stock Consideration Value. See “Plan of Distribution.”

Our business was incorporated in Delaware in July 1997. Our principal executive offices are located at 7475 Lusk Boulevard, San Diego, California 92121, and our telephone number is (858) 909-1800. Our website is located at www.nuvasive.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Securities Offered:	This prospectus may be used only in connection with the resale, from time to time, by the selling stockholders identified in this prospectus, of up to 2,336,200 shares of our common stock issued to the selling stockholders pursuant to the Merger Agreement.

Common Stock Outstanding:	42,239,827 shares (as of October 3, 2011)*

Use of Proceeds:	The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale under this prospectus. We will receive none of the proceeds from the sale of the shares by the selling stockholders.

NASDAQ Global Select Market Symbol:	NUVA

Risk Factors:	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest our securities.

*	The number of shares of our common stock outstanding as of October 3, 2011 also includes 2,336,200 shares of our common stock issued on October 7, 2011 to the selling stockholders upon completion of our acquisition of Impulse Monitoring, Inc. This number does not include:

•

8,123,387 shares reserved for issuance pursuant to issued and outstanding options and restricted stock units granted pursuant to our 1998 Stock Option/Stock Issuance Plan and our 2004 Equity Incentive Plan, as of October 3, 2011;

•	189,355 shares available for issuance pursuant to our 2004 Equity Incentive Plan, as of October 3, 2011;

•	1,606,413 shares available for issuance pursuant to our 2004 Employee Stock Purchase Plan, as of October 3, 2011;

•

31,525,169 shares reserved for potential issuance upon conversion of the 2.75% Convertible Senior Notes due 2017 that we issued in June 2011 and exercise of warrants issued in connection with the offering, as of October 3, 2011; and

•

13,453,390 shares reserved for potential issuance upon conversion of the 2.25% Senior Convertible Notes due 2013 that we issued in March 2008 and exercise of warrants issued in connection with the offering, as of October 3, 2011.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision, and in consultation with your own financial and legal advisors, you should carefully read and consider the risk factors described below as well as the other information included or incorporated by reference in this prospectus, including the information contained in our Annual Report on Form 10-K for the year ended December 31, 2010 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings we may make from time to time with the SEC.

If any of the following risks actually occurs, our business, financial condition, results of operations and our future growth prospects could be materially and adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment. Further, additional risks not currently known to us or that we currently believe are immaterial also may impair our business, operations, liquidity and stock price materially and adversely.

Risks Related to Our Business and Industry

Changes to third party reimbursement policies and practices can negatively impact our ability to sell our products at prices necessary to expand our operations and increase profitability.

We believe that future reimbursement may be subject to changes in policies and practices, such as more restrictive criteria to qualify for surgery or reduction in payment amount to hospitals and surgeons for approved surgery, both in the United States and in international markets. Future legislation, regulation or reimbursement policies of third party payers may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. In international markets, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines.

There can be no assurance that third party payers’ reimbursement policies and practices will not adversely affect our ability to sell our products profitably.

Non-coverage decisions concerning our technologies by third party payers may negatively impact our ability to sell our complete product portfolio, expand our operations and increase profitability.

Sales of our products will depend on the availability of adequate reimbursement from third party payers. Healthcare providers, such as hospitals that purchase medical devices for treatment of their patients, generally rely on third party payers to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Likewise, spine surgeons rely primarily on third party reimbursement for the surgical fees they earn. Spine surgeons are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of their involvement in the surgical procedures.

Certain third party payers have stated non-coverage decisions concerning our technologies and implementation of such policies could significantly alter our ability to sell our products. For example, several smaller regional third party payers, such as Blue Cross Blue Shield of Florida and Medica of Minnesota, continue to have reimbursement policies that label XLIF surgeries as experimental. Additional payers may also state that our technologies are not covered. The inability to successfully market our technologies due to lack of reimbursement coverage may adversely impact our ability to acquire new physician clients, increase market penetration with existing clients, or retain existing clients across NuVasive product lines and, therefore, may adversely impact our ability to sell our complete product portfolio, expand our operations and increase profitability.

We are currently involved in a patent litigation action involving Medtronic, and, if we do not prevail on our appeal of the Medtronic verdict, we could be liable for substantial damages and might be prevented from making, using, selling, offering to sell, importing or exporting certain of our products.

On August 18, 2008, Medtronic filed suit against NuVasive in the United States District Court for the Southern District of California, alleging that certain of our products infringe, or contribute to the infringement of, U.S. patents owned by Medtronic. Trial in the first phase of the case began on August 20, 2011 and on September 20, 2011, a jury delivered an unfavorable verdict against us with respect to three Medtronic patents and a favorable verdict was delivered in favor of us with respect to a NuVasive patent. Judgment was entered by the court on September 29, 2011. The jury awarded total monetary damages of $660,000 to NuVasive which includes back royalty payments. Additionally, the jury awarded total monetary damages of $101.2 million to Medtronic which includes lost profits and back royalties. Injunctive action and additional fees and costs as well as potential future royalties may be awarded as part of a final judgment which is expected in the coming months. While we intend to timely appeal the unfavorable verdict, we may be required to secure the amount of the judgment in a restricted cash account during the appeals process. See also the section entitled “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference herein for more information on this action.

Pricing pressure from our competitors may impact our ability to sell our products at prices necessary to expand our operations, invest in innovative technologies and increase profitability.

The market for spine surgery products is large and growing. This has attracted numerous new companies and technologies, and encouraged more established companies to intensify competitive pressure, in addition to large, well-established manufacturers that also create pricing pressure. New entrants to our markets include numerous niche companies with singular product focus, as well as companies owned partially by spine surgeons, who have significant market knowledge and access to the surgeons who use our products. As a result of this increased competition, we believe there will be continued pricing pressure. If competitive forces drive down the price we are able to charge for some of our products, and we are not able to counter that pressure as we have historically with the rapid introduction of new offerings, our profit margins will shrink, which will hamper our ability to generate profits and cash flow, and, as a result, to invest in and grow our business, including the investment into new and innovative technologies.

We are in a highly competitive market segment and face competition from large, well-established medical device manufacturers as well as new market entrants.

The market for spine surgery products and procedures is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. With respect to our nerve monitoring systems, we compete with Medtronic and VIASYS Healthcare, a division of CareFusion, both of which have significantly greater resources than we do, as well as numerous regional nerve monitoring companies. With respect to MaXcess, our minimally disruptive surgical system, our largest competitors are Medtronic, DePuy Spine, Inc., a Johnson & Johnson company, and Synthes, Inc, which has agreed to be acquired by Johnson & Johnson. We compete with many of the same companies with respect to our other products. We also compete with numerous smaller companies with respect to our implant products, many of whom have a significant regional market presence. At any time, these companies may develop alternative treatments, products or procedures for the treatment of spine disorders that compete directly or indirectly with our products.

Many of our larger competitors are either publicly traded or divisions or subsidiaries of publicly traded companies, and enjoy several competitive advantages over us, including:

•	significantly greater name recognition;

•	established relations with a greater number of spine surgeons, hospitals, other healthcare providers and third party payers;

•	larger and more well established distribution networks with significant international presence;

•	products supported by long-term clinical data;

•	greater experience in obtaining and maintaining FDA and other regulatory approvals or clearances for products and product enhancements;

•	more expansive portfolios of intellectual property rights; and

•	greater financial and other resources for product research and development, sales and marketing and litigation.

In addition, the spine industry is becoming increasingly crowded with new market entrants, including companies owned at least partially by spine surgeons. Many of these new competitors focus on a specific product or market segment, making it more difficult for us to expand our overall market position. If these companies become successful, we expect that competition will become even more intense, leading to greater pricing pressure and making it more difficult for us to expand.

Our future success depends on our strategy of obsoleting our own products and our ability to timely acquire, develop and introduce new products or product enhancements that will be accepted by the market.

We have the objective of staying ahead of the spine market by obsoleting our own products with new products and enhancements. It is important to our business that we continue to build upon our product offering to surgeons and hospitals, and enhance the products we currently offer. As such, our success will depend in part on our ability to acquire, develop and introduce new products and enhancements to our existing products to keep pace with the rapidly changing spine market. We cannot assure you that we will be able to successfully acquire, develop, obtain regulatory approval for or market new products or that any of our future products or enhancements will be accepted by the surgeons who use our products or the payers who financially support many of the procedures performed with our products. Additionally, in our quest to obsolete our products, we must effectively manage our inventory, the demand for new and current product and the regulatory process for new products in order to avoid unintended adverse financial and accounting consequences.

If we do not effectively manage our strategy of obsoleting our products by acquiring or developing new products or product enhancements that we can introduce in time to meet market demand or if there is insufficient demand for these products or enhancements, or if we do not manage the product transitions well which would result in margin reducing writeoffs for obsolete inventory, our results of operations may suffer.

If clinical trials of our current or future product candidates do not produce results necessary to support regulatory approval, we will be unable to commercialize these products.

Several investigational devices in our development pipeline, including our NeoDisc cervical disc replacement device, PCM and lateral TDR (“XL TDR”), will require a PMA from the FDA. A PMA application must be submitted if the device cannot be cleared through the less rigorous 510(k) process. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

As a result, to receive regulatory approval for NeoDisc, PCM, XL TDR or other devices requiring PMA approval, we must conduct, at our own expense, adequate and well controlled clinical trials to demonstrate efficacy and safety in humans. Clinical testing is expensive, takes many years and has an uncertain outcome. Clinical failure can occur at any stage of the testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. Our failure to adequately demonstrate the efficacy and safety of any of our devices would prevent receipt of regulatory approval and, ultimately, the commercialization of that device.

Our NeoDisc, PCM, and XL TDR devices are currently the subject of an Investigational Device Exemption (“IDE”) clinical study. There is no assurance that these devices will be approved for sale in the United States by the FDA. The clinical study may prove that the device does not provide the intended benefit or that there are unintended negative side effects of the device that make it unsafe or not effective. In addition, the NeoDisc device includes embroidery technology, which has not been thoroughly studied for use as permanent implants in the spine. Any failure or delay in obtaining regulatory approval for these devices will hamper our ability to commercialize the device in the United States.

Jurisdictions outside of the United States have regulatory schemes that differ from that of the United States in various respects. In each jurisdiction where we have introduced or plan to introduce our products, we have or intend to submit all required information to the relevant agencies, perform all required clinical trials, and otherwise to comply with the regulatory schemes in non-U.S. jurisdictions, but there can be no assurances that we will be successful in our efforts to comply with these diverse, unfamiliar and sometimes complex laws and regulations, and failure to do so could harm our business.

If our acquisitions are unsuccessful, our business may be harmed.

As part of our business strategy, we have acquired companies, technologies, and product lines to maintain our objectives of developing or acquiring innovative technologies. Acquisitions involve numerous risks, including the following:

•	the possibility that we will pay more than the value we derive from the acquisition, which could result in future non-cash impairment charges and/or a dilution of future earnings per share;

•

difficulties in integration of the operations, technologies, personnel, and products of the acquired companies, which may require significant attention of our management that otherwise would be available for the ongoing development of our business;

•

the applicability of additional laws, regulations and policies that have particular application to the IOM service business, including those relating to patient privacy, insurance fraud and abuse, false claims, prohibitions against self-referrals, anti-kickbacks and prohibitions against the corporate practice of medicine and fee-splitting;

•	the assumption of certain known and unknown liabilities of the acquired companies; and

•	difficulties in retaining key relationships with shareowners (employees), customers, partners and suppliers of the acquired company.

Any of these factors could have a negative impact on our business, results of operations or financing position. In October 2011, we acquired IMI, a provider of IOM services. In 2009, we invested in Progentix, a private company working to develop a synthetic bone graft material. This includes an ongoing option for us to acquire all of Progentix as well as a put option by Progentix if certain commercial revenue milestones are achieved by us.

Further, past and potential acquisitions entail risks, uncertainties and potential disruptions to our business, especially where we have limited experience as a company developing or marketing a particular product or technology (as is the case with the Progentix products) or providing professional IOM services (as is the case with IMI). For example, we may not be able to successfully integrate an acquired company’s operations, business processes, technologies, products and services, information systems and personnel into our business. Acquisitions may also further strain our existing financial and managerial controls, and divert management’s attention away from our other business concerns.

Our reliance on single source suppliers could limit our ability to meet demand for our products in a timely manner or within our budget.

We rely on third party suppliers and manufacturers to supply and manufacture our products. To be successful, our contract manufacturers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our anticipated growth could strain the ability of suppliers to deliver an increasingly large supply of products, materials and components. If we are unable to obtain sufficient quantities of high quality components to meet customer demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer.

We currently use one or two manufacturers for each of our devices or components. Our dependence on one or two manufacturers involves several risks, including limited control over pricing, availability, quality and delivery schedules. If any one or more of our manufacturers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, or cease to manufacture components of acceptable quality, we would have to seek alternative sources of manufacturing. We could incur delays while we locate and engage alternative qualified suppliers and we might be unable to engage alternative suppliers on favorable terms. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate revenue.

Invibio, Inc. (“Invibio”) is our exclusive supplier of polyetheretherketone (“PEEK”), which comprises our PEEK partial vertebral body product called CoRoent. We have a supply agreement with Invibio, pursuant to which we have agreed to purchase our entire supply of PEEK for our current product lines from Invibio. We also have an exclusive supply arrangement with Sparton Medical Corporation (“Sparton”) pursuant to which Sparton is our exclusive supplier of our proprietary neuromonitoring systems. In the event we experience delays, shortages, or stoppages of supply with either supplier, we would be forced to locate a suitable alternative supplier which could take significant time and result in significant expense. Any inability to meet our customers’ demands for these products could lead to decreased sales and harm our reputation and result in the loss of customers to our competitors, which could cause the market price of our common stock to decline.

Maxigen Biotech, Inc. (“MBI”) is our sole supplier of our FormaGraft product. We may require that MBI significantly expand its manufacturing capacity to meet our potential forecasted needs, and no assurance can be given that MBI will be able to meet our requirements. If we experience difficulties in dealing with MBI, we may not be able to secure an adequate source of supply of FormaGraft, which could adversely affect our operational results.

We acquired PCM, a motion preserving total disc replacement device, through our acquisition of Cervitech, Inc. (“Cervitech”). Our supply of the product comes from two sources: Waldemar Link GmbH & Co. KG, a company that was affiliated with Cervitech prior to the acquisition, and Sandvik Medical Solutions Limited. Upon approval of the PCM product by the FDA, we plan on using Sandvik Medical Solutions Limited as our sole supplier of PCM. At such time, we will determine whether to establish alternate suppliers and there is no assurance that we will be able to establish a new supplier which could adversely affect our operating results.

Further, Tissue Banks International, Inc., AlloSource, Inc. and Community Tissue Services collectively supply us with all of our allograft implants. The processing of human tissue into allograft implants is very labor intensive and it is therefore difficult to maintain a steady supply stream. AlloSource is also our exclusive supplier of Osteocel Plus, which is processed from allograft. Allograft, which is donated human tissue, is a supply-constrained material and there is ongoing risk that there will be insufficient supply to produce the necessary quantity of Osteocel Plus and our other allograft products. In addition, due to seasonal changes in mortality rates, some scarce tissues used for our allograft products are at times in particularly short supply. Allograft also carries with it the possibility of disease transmission, which could result in negative patient outcomes and negative publicity for us. We cannot be certain that our supply of allograft from Tissue Banks International, Inc. and AlloSource, Inc. will be available at current levels or will be sufficient to meet our needs. If we are no longer able to obtain allograft from these sources in amounts sufficient to meet our needs, we may not be able to locate and engage replacement sources of allograft on commercially reasonable terms, if at all. Any interruption of our business caused by the need to locate additional sources of allograft could reduce our revenues.

We are dependent on the services of Alexis V. Lukianov and Keith C. Valentine, and the loss of either of them could harm our business.

Our continued success depends in part upon the continued service of Alexis V. Lukianov, our Chairman and Chief Executive Officer, and Keith C. Valentine, our President and Chief Operating Officer, who are critical to the overall management of NuVasive as well as to the development of our technology, our culture and our strategic direction. We have entered into employment arrangements with Messrs. Lukianov and Valentine, but neither of these agreements guarantees the service of the individual for a specified period of time. The loss of either Messr. Lukianov or Valentine could have a material adverse effect on our business, results of operations and financial condition. We have not obtained and do not expect to obtain any key-person life insurance policies.

If we fail to properly manage our anticipated international growth, our business could suffer.

We have invested, and expect to increase our investment for the foreseeable future, in our expansion into international markets. To execute our anticipated growth in international markets we must:

•	manage the complexities associated with a larger, faster growing and more geographically diverse organization;

•	expand our clinical development resources to manage and execute increasingly global, larger and more complex clinical trials;

•

expand our sales presence in international markets generally to avoid revenue concentration in a small number of markets that would subject us to the risk of business disruption as a result of economic or political problems in concentrated locations;

•	expand our sales and marketing resources for international expansion and to launch products targeted for international markets; and

•

upgrade our internal business processes and capabilities (e.g., information technology platform and systems, product distribution and tracking) to create the scalability and properly handle the transaction volumes that our growing geographically diverse organization demands.

We expect that our operating expenses will continue to increase as we continue to expand into international markets. We have only limited experience in expanding into international markets as well as marketing and operating our products and services in such markets. Certain international markets, such as Japan, take a lot of time and resources to receive product approvals and clearances to sell and promote products. After we receive the appropriate approvals and clearances, international markets may be slower than domestic markets in adopting our products and are expected to yield lower profit margins when compared to our domestic operations.

Additionally, our international endeavors may involve significant risks and uncertainties, including distraction of management from domestic operations, insufficient revenue to offset expenses associated with our international strategy, and unidentified issues not discovered in our due diligence. Because expansion into international markets is inherently risky, no assurance can be given that such strategies and initiatives will be successful and will not materially adversely affect our financial condition and operating results. Even if our international expansion is successful, our expenses may increase at a greater pace than our revenues and our operating results could be harmed.

Further, our anticipated growth internationally will place additional strain on our suppliers and manufacturers, resulting in increased need for us to carefully monitor quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market our products could suffer.

Our medical devices are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved PMA.

The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. We are currently in the process of seeking regulatory clearance for AttraX, a synthetic bone graft material being developed by Progentix delivered in putty form, through the 510(k) process. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. Additionally, any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a PMA. The FDA may not agree with any of our decisions regarding whether new clearances or approvals are necessary.

Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution, or product seizures. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible.

Pursuant to FDA regulations, we can only market our products for cleared or approved uses. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities. Additionally, surgeons use several of our products for unapproved uses. While surgeons are permitted by the FDA to use our products for unapproved uses, there is a heightened risk of an enforcement action against us by a governmental enforcement authority when surgeons engage in that practice.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market and sell our products in foreign countries, we may be subject to rigorous regulation in the future. In such circumstances, we would rely significantly on our foreign independent sales agencies to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

The safety of our products is not yet supported by long-term clinical data and our products may therefore prove to be less safe and effective than initially thought.

We obtained clearance to offer almost all of our products that require FDA clearance or approval through the FDA’s 510(k) clearance process. The FDA’s 510(k) clearance process is less rigorous than the PMA process and requires less supporting clinical data. As a result, we currently lack the breadth of published long-term clinical data supporting the safety of our products and the benefits they offer that might have been generated in connection with the PMA process. For these reasons, spine surgeons may be slow to adopt our products; we may not have comparative data that our competitors have or are generating and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would reduce demand for our products, affect our ability to have sustainable reimbursement for our products from third party payers, significantly reduce our ability to achieve expected revenues and could prevent us from sustaining or increasing profitability. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to significant legal liability and harm to our business reputation. The spine medical device market has been particularly prone to costly product liability litigation.

If we or our suppliers fail to comply with the FDA’s quality system regulations, the manufacture of our products could be delayed and we may be subject to an enforcement action by the FDA.

We and our suppliers are required to comply with the FDA’s quality system regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the quality system regulation through inspections. If we or one of our suppliers fail a quality system regulations inspection or if any corrective action plan is not sufficient, the manufacture of our products could be delayed. We have undergone FDA inspections regarding our allograft implant business and FDA inspections regarding our medical device activities. In connection with these inspections as well as prior inspections, the FDA requested minor corrective actions, which we have implemented. There can be no assurance the FDA will not subject us to further enforcement action and the FDA may impose additional inspections at any time.

Additionally, we are the legal manufacturer of record for the products that are distributed and labeled by NuVasive, regardless of whether the products are manufactured by us or our suppliers. Thus, a failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action against us by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

Risks Related to Our Financial Results and Need for Financing

We may be unable to grow our revenue or earnings as anticipated, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception, and have increased our revenues from $38.4 million in 2004, the year of our initial public offering, to $478.2 million in 2010. Our ability to achieve future growth will depend upon, among other things, the success of our growth strategies, which we cannot assure you will be successful. In addition, we may have more difficulty maintaining our prior rate of growth of revenues or recent earnings. Our future success will depend upon various factors, including the strength of our brand image, the market success of our current and future products, competitive conditions and our ability to manage increased revenues, if any, or implement our growth strategy. In addition, we anticipate significantly expanding our infrastructure and adding personnel in connection with our anticipated growth, which we expect will cause our selling, general and administrative expenses to increase in absolute dollars and which may cause our selling, general and administrative expenses to increase as a percentage of revenue. Because these expenses are generally fixed, particularly in the short-to-medium term, operating results may be adversely impacted if we do not achieve our anticipated growth.

The current adverse global economic conditions may adversely affect our liquidity and the liquidity of our customers.

At June 30, 2011, we had approximately $505.1 million in cash and cash equivalents and approximately $14.5 million in investments in marketable securities. On June 16, 2011, we entered into an escrow arrangement in connection with the NeuroVision trademark infringement litigation and have transferred $62.5 million of our cash and investments into a restricted escrow account. On September 20, 2011, a jury reached a verdict and awarded monetary damages of approximately $101.2 million to Medtronic as part of a verdict against us in conjunction with an ongoing patent lawsuit. While we intend to appeal the verdict, we may be required to secure the amount of the judgment in a restricted cash account during the appeals process.

We have historically invested our cash primarily in U.S. treasuries and government agencies, corporate debt, money market funds, and commercial paper meeting certain criteria. Certain of these investments are subject to general credit, liquidity and other market risks. The general condition of the financial markets and the economy has exacerbated those risks and may affect the value of our current investments and restrict our ability to access the capital markets or even our own funds.

The liquidity of our customers and suppliers may also be affected by adverse global economic conditions. If our suppliers experience credit or liquidity problems, important sources of raw materials or manufactured goods may be affected. If our customers’ liquidity and creditworthiness is negatively impacted by the condition of the economy, our ability to collect on our outstanding invoices and our collection cycles may be adversely affected.

Upon the achievement of certain milestones, equity adjustments and stock repurchases related to our acquisitions, we may be required to make payments which may affect our liquidity and our financial results.

In connection with our recent acquisitions, we may be obligated to make payments in the future upon the achievement of certain milestones. At June 30, 2011, we had $33.0 million in outstanding potential milestone obligations under our agreement with the stockholders of Cervitech and could potentially be required to purchase the remaining sixty (60) percent of Progentix Orthobiology B.V. for an aggregate amount up to $30.0 million. If we are required to make those payments, particularly at a time when we are experiencing financial difficulty, our liquidity, financial results and financial condition may be adversely affected.

In connection with the Merger, we may be obligated to (i) make additional cash payments and/or issue additional common stock of ours in the event that the net proceeds of the sales during the thirty (30) trading days after the closing of the Merger are less than the aggregate value of the shares issued by us to the selling stockholders, as valued at the closing price per share of our common stock on the last full trading day on the NASDAQ prior to the closing of the Merger, or (ii) repurchase any unsold shares held by the selling stockholders if on December 31, 2011, we have been unable to have an effective registration statement on Form S-3 effective with the SEC for more than the number of trading days required for such selling stockholders to sell these shares or any additional shares of our common stock that we may issue as part of any adjustment payment. In the event that an adjustment payment is required pursuant to the terms of the Stock Sale Agreement and we decide to issue additional shares of our common stock, we may be required to provide a further adjustment payment should the net proceeds of all sales during this thirty (30) trading day period and an extended sale period remain less than the value of shares issued by us to the selling stockholders at the closing of the Merger.

The sale of our 2.75% Senior Convertible Notes due 2017 significantly increased our amount of long-term debt, and our financial condition and results of operations could be adversely affected if we do not efficiently manage our liabilities.

In June 2011, we issued $402.5 million aggregate principal amount of our 2.75% Senior Convertible Notes due 2017 (the “2017 Notes”). As a result of the sale of the 2017 Notes, we have a substantially greater amount of long-term debt then we have maintained in the past. Our maintenance of such increased level of debt could adversely affect our flexibility to take advantage of corporate opportunities and could adversely affect our financial condition and results of operations.

Risks Related to Our Intellectual Property and Litigation

We are currently involved in several additional litigation actions which could cause us to incur significant legal expenses and/or prevent us from making, using, selling, offering to sell, importing or exporting certain of our products.

In addition to our litigation with Medtronic, on April 20, 2010, we filed a lawsuit against Orthofix, Inc. and its related entities (“Orthofix”) and Musculoskeletal Transplant Foundation for infringement of a patent licensed as part of our purchase of Osteocel Plus®. In December 2010, the parties entered into a license agreement covering the subject product marketed by Orthofix, Trinity Evolution®, and the lawsuit was settled by the parties. Similarly, on October 5, 2010, we initiated a patent infringement lawsuit against Globus Medical, Inc. (“Globus”) to protect our investment in our XLIF procedure and MaXcess retractor system. The lawsuit against Globus is in its early stages, and the outcome of this litigation is difficult to predict.

Intellectual property litigation is expensive, complex and lengthy and its outcome is difficult to predict. A court could enter orders that temporarily, preliminarily or permanently enjoin us or our customers from modeling, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. We may also be subject to negative publicity due to litigation. Pending or future patent litigation against us or any strategic partners or licensees may force us or any strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property, unless we develop alternative non-infringing technology or that party grants us or any strategic partners or licensees rights to use its intellectual property, and may significantly divert the attention of our technical and management personnel. In the event that our right to market any of our products is successfully challenged, or if we fail to obtain a required license or are unable to design around a patent, our business, financial condition or results of operations could be materially adversely affected. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all, and any licenses may require substantial royalties or other payments by us. Even if any strategic partners, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Furthermore, if we are found to infringe patent claims of a third party, we may, among other things, be required to pay damages, including up to treble damages and attorneys’ fees and costs, which may be substantial.

An unfavorable outcome for us in patent or other intellectual property litigation could significantly harm our business if such outcome makes us unable to commercialize some of our current or potential products or cease some of our business operations. In addition, costs of defense and any damages resulting from litigation may materially adversely affect our business and financial results. Litigation may also harm our relationships with existing customers and subject us to negative publicity, each of which could harm our business and financial results.

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our pending U.S. and foreign patent applications may not issue as patents at all or not in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated. In addition, our pending patent applications include claims to material aspects of our products and procedures that are not currently protected by issued patents. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable to ours. Moreover, competitors may challenge our issued patents through the reexamination process (domestically) and/or opposition proceedings (internationally), such as was done by Medtronic on two of our U.S. patents related to aspects of our XLIF surgical technique. We asserted these patents against Medtronic as part of our ongoing patent litigation. Patent reexamination was granted by the U.S. Patent Office in each case. If the U.S. Patent Office cancels or narrows the claims in these patents, it could prevent or hinder us from being able to enforce them against competitors.

Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our officers, shareowners, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. To the extent that our employees, consultants, or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition, recently enacted changes to the U.S. patent laws, together with proposed changes to the rules of the U.S. Patent Office to comport with the newly enacted laws may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. Of significance in the newly enacted patent laws, the United States has shifted from a “first to invent” to a “first inventor to file” system. Consequently, the pool of prior art available to inhibit or limit our ability to obtain issued patents on the technology utilized in our products is expected to expand and the grace period for filing a patent application will be reduced in some ways. It will be possible for a situation to arise in which a competitor is able to obtain patent rights to technology which we invented first. Furthermore, the newly enacted patent laws provide for post grant review of issued patents and expanded reexamination proceedings that may provide our competitors with additional opportunities to challenge the validity of our issued patents.

In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be costly, difficult and time consuming. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.

In addition, certain product categories, including pedicle screws, have been the subject of significant patent litigation in recent years and since we currently offer pedicle screws in both of our SpheRx and Armada product lines, any related litigation could harm our business.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. It is not unusual for parties to exchange letters surrounding allegations of intellectual property infringement and licensing arrangements. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages, including treble damages in some cases. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. In addition, our competitors may independently develop technologies similar to ours. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to adequately protect our intellectual property rights.

As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties’ rights, our products and methods may be covered by patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

A patent infringement suit brought against us or any of our strategic partners or licensees may force us or such strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property, unless that party grants us or our strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all, and any licenses may require substantial royalties or other payments by us. Even if our strategic partners, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

We are currently involved in a trademark litigation action involving the NeuroVision brand name and, if we do not prevail on our appeal of the verdict, we could be liable for substantial damages.

A judgment in our ongoing trademark dispute regarding the NeuroVision brand name was handed down by the U.S. District Court for the Central District of California. An unfavorable jury verdict was delivered against us in our use of the NeuroVision name. The verdict, which we are appealing, awarded damages to the plaintiff of $60.0 million. We sought emergency relief and on February 3, 2011, the Ninth Circuit Court of Appeals stayed enforcement of the injunction. During pendency of the appeal, we entered into an escrow to secure the amount of the judgment, interest and attorneys’ fees. This could result in a material reduction in the liquidity required to run or grow our business. While this case relates solely to the use of the NeuroVision brand name and does not involve our proprietary neuromonitoring technology underlying the NeuroVision system or future products, it may require us to rebrand and re-market the NeuroVision brand name. This could result in a significant impact on our marketing costs and other related financial costs. There is a chance that the acceptance of a new brand name will be lengthy and may not be well received by our customers. The appeals process could be expensive, complex and lengthy and its outcome is difficult to predict. We may also be subject to negative publicity due to this trademark litigation. The litigation required during the appeals process may significantly divert the attention of our technical and management personnel. We are unable to predict the outcome of our appeal. In the event that we are unsuccessful in our appeal, we could be required to pay significant damages which are not covered under any of our insurance plans. In the event this outcome occurred, our business, liquidity, financial condition and results of operations would be materially adversely affected.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. In addition, we sell allograft products, derived from cadaver bones, which pose the potential risk of biological contamination. If any such contamination is found to exist, sales of allograft products could decline, our reputation would be harmed, and we may be subject to liability.

Currently, we maintain product liability insurance in the amount of $10 million. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, if our product liability insurance proves to be inadequate to pay a damage award, we may have to pay the excess out of our cash reserves which may harm our financial condition. If longer-term patient results and experience indicate that our products or any component cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing our business.

We are subject to rigorous governmental regulations regarding the development, manufacture, and sale of our products and we may incur significant expenses to comply with these regulations and develop products that are compatible with these regulations. In addition, failure to comply with these regulations could subject us to substantial sanctions which could adversely affect our business, results of operations and financial condition.

The medical devices we manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities, including regulations that cover the composition, labeling, testing, clinical study, manufacturing, packaging, marketing and distribution of our products.

We are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation (“QSR”), requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Our compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. In the European Community, we are required to maintain certain ISO certifications in order to sell our products, and are subject to periodic inspections by notified bodies to obtain and maintain these certifications. If we or our suppliers fail to adhere to QSR, ISO or similar requirements, this could delay product production and lead to fines, difficulties in obtaining regulatory clearances, recalls or other consequences, which in turn could have a material adverse effect on our financial condition, results of operations, or prospects.

Medical devices must receive FDA clearance or approval before they can be commercially marketed. In addition, the FDA may require testing and surveillance programs to monitor the effects of approved products that have been commercialized, and can prevent or limit further marketing of a product based upon the results of post-marketing programs. In addition, the federal Medical Device Reporting regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Furthermore, most major markets for medical devices outside the United States require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA and certain foreign governmental authorities, can be costly and time-consuming, and approvals may not be granted for future products or product improvements on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products or product improvements could result in delayed realization of product revenues or in substantial additional costs, which could have a material adverse effect on our business or results of operations or prospects. At any time after approval of a product, the FDA may conduct periodic inspections to determine compliance with both QSR requirements and/or current Medical Device Reporting regulations. Product approvals by the FDA can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial approval.

Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although physicians are permitted to use medical devices for indications other than those cleared or approved by the FDA based on their medical judgment, we are prohibited from promoting products for such off-label uses. We market our products and provide promotional materials and training programs to physicians regarding the use of our products. Although we believe our marketing, promotional materials and training programs for physicians do not constitute promotion of unapproved uses of our products, if it is determined that our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and criminal penalty.

Whenever the United States or another foreign governmental authority concludes that we are not in compliance with applicable laws or regulations, such governmental authority can impose fines, delay or suspend regulatory clearances, institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against us or our officers or employees, and can recommend criminal prosecution to the Department of Justice. Moreover, governmental authorities can ban or request the recall, repair, replacement or refund of the cost of any device or product we manufacture or distribute. Any of the foregoing actions could result in decreased sales as a result of negative publicity and product liability claims, and could have a material adverse effect on our financial condition, results of operations and prospects. In addition to the sanctions for noncompliance described above, commencement of an enforcement proceeding, inspection or investigation could divert substantial management attention from the operation of our business and have an adverse effect on our business, results of operations and financial condition.

Any claims relating to our making improper payments or providing improper gifts or benefits to physicians or other potential violations of laws or regulations governing interactions between us and health care professionals and our involvement in federal health care programs could be time consuming and costly.

Our relationship with health care professionals, such as physicians, hospitals and those that may market our products (e.g., distributors, etc.), are subject to scrutiny under various state and federal laws, rules and regulation (e.g., anti-kickback statute, self-referral/Stark laws, false claims, etc.), often referred to collectively as healthcare fraud and abuse laws. These laws are broad in scope and are subject to evolving interpretation, which could require us to incur substantial costs to monitor compliance or to alter our practices if they are found not to be in compliance. Violations of these laws may be punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in governmental healthcare programs. Despite implementation of a comprehensive healthcare compliance program, we cannot provide assurance that any of the healthcare fraud and abuse laws will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or relationships with health care professionals nor can we make any assurances that authorities will not challenge or investigate our current or future activities under these laws.

In recent years, both the United States and foreign government regulators have increased regulation, enforcement, inspections and governmental investigations of the medical device industry, including increased United States government oversight and enforcement of the Foreign Corrupt Practices Act. Despite implementation of a comprehensive global compliance program, we may be subject to more regulation, enforcement, inspections and investigations by governmental authorities in the future. Whenever the United States or another foreign governmental authority concludes that we are not in compliance with applicable laws or regulations, such governmental authority can impose fines, delay or suspend regulatory clearances, institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, exclude or debar us from federal health care programs, impose compliance obligations, enjoin future violations and assess civil penalties against us or our officers or employees, and can recommend criminal prosecution to the Department of Justice (“DOJ”). Any of the foregoing actions could result in decreased sales as a result of negative publicity and product liability claims, and could have a material adverse effect on our financial condition, results of operations and prospects.

Although physicians are permitted to use medical devices for indications other than those cleared or approved by the FDA based on their medical judgment, we are prohibited from promoting products for such off-label uses. We market our products and provide promotional materials and training programs to physicians regarding the use of our products. Although we believe our marketing, promotional materials and training programs for physicians do not constitute promotion of unapproved uses of our products, if it is determined that our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and criminal penalty.

In addition to the sanctions for noncompliance described above, commencement of an enforcement proceeding, inspection or investigation could divert substantial management attention from the operation of our business, as well as could result in a material adverse effect on the market price of our common stock and on our business, results of operations and financial condition. For example, Synthes, Inc., in 2010, settled with the DOJ and the Office of Inspector General (the “OIG”) for $22 million relating to allegations that it illegally tested bone cement on patients and, in 2009, Guidant Corporation/Boston Scientific settled with the DOJ and the OIG for $22 million relating to alleged improper payments made to physicians for certain post-market surveys.

Additionally, we must comply with a variety of other laws, such as the (i) Healthcare Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the HITECH Act which protects the privacy of individually identifiable healthcare information; (ii) the Physician Payment Sunshine Act which requires medical device companies to begin reporting all compensation, gifts and benefits provided to certain health care professionals in 2013; and (iii) the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.

We or our suppliers may be the subject of claims for non-compliance with FDA regulations in connection with the processing or distribution of allograft products.

It is possible that allegations may be made against us or against donor recovery groups or tissue banks, including those with which we have a contractual relationship, claiming that the acquisition or processing of tissue for allograft products does not comply with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action against us, or could cause negative publicity for us or our industry in general. These actions or any negative publicity could cause us to incur substantial costs, divert the attention of our management from our business, harm our reputation and cause the market price of our shares to decline.

Risks Related to the Securities Markets and Ownership of Our Common Stock

We expect that the price of our common stock will fluctuate substantially, potentially adversely affecting the ability of investors to sell their shares.

The market price of our common stock has been and may continue to be subject to wide fluctuations. For example, the closing price for our stock on the last day of the past four quarters was: $17.06 on September 30, 2011, $32.88 on June 30, 2011, $25.32 on March 31, 2011, and $25.65 on December 31, 2010. Fluctuation in the stock price may occur due to many factors, including:

•

general market conditions and other factors related to the economy or otherwise, including factors unrelated to our operating performance or the operating performance of our competitors. These conditions might include people’s expectations, favorable or unfavorable, as to the likely unit growth of the spine sector;

•	negative stock market reactions to the results of litigation;

•	negative publicity regarding spine surgeon’s practices or outcomes, whether warranted or not, that cast the sector in a negative light;

•	the introduction of new products or product enhancements by us or our competitors;

•	changes in the availability of third party reimbursement in the United States or other countries;

•	disputes or other developments with respect to intellectual property rights or other potential legal actions;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	quarterly variations in our or our competitor’s results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	announcements of technological or medical innovations for the treatment of spine pathology;

•	changes in governmental regulations or in the status of our regulatory approvals, clearances or applications;

•	the acquisition or divestiture of businesses, products, assets or technology;

•	litigation, including intellectual property litigation;

•	announcements of actions by the FDA or other regulatory agencies; and

•	changes in earnings estimates or recommendations by us or by securities analysts.

Market price fluctuations may negatively affect the ability of investors to sell our shares at consistent prices.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

•	prohibit our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, our bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be our stockholders’ source of potential gain for the foreseeable future.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the accounts of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

SELLING STOCKHOLDERS

All of the shares of common stock registered for sale pursuant to this prospectus are owned by the selling stockholders. All of the shares offered hereby were acquired by the selling stockholders in connection with the Merger pursuant to the terms of the Merger Agreement.

The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by such selling stockholder immediately prior to the date of this prospectus, and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by each selling stockholder as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. Percentage of beneficial ownership before this offering is based on 42,239,827 shares of our common stock, consisting of 39,903,627 shares of our common stock outstanding as of October 3, 2011 and 2,336,200 shares of our common stock issued to the selling stockholders on October 7, 2011 in connection with the Merger. The selling stockholders may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by each of them.

Each of the selling stockholders was a holder of IMI preferred stock immediately prior to the Merger. Except as otherwise disclosed in this prospectus (or as disclosed in any document incorporated by reference), none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us.

	Beneficial Ownership Before Offering
	Number of Shares		Number of Shares	Beneficial Ownership After Offering
Selling Stockholder	Owned(1)	Percent	Being Registered	Shares(2)	Percent(1)
Tullis-Dickerson Capital Focus III, LP(3)	1,107,046	2.62%	1,107,046	—	*
Ascension Health (4)	471,477	1.12%	471,477	—	*
Thomas E. Conley, M.D.(5)	287,443	*	287,443	—	*
Roger A. Conley (6)	257,461	*	257,461	—	*
Erma Grace Conley Revocable Trust dated 9-22-1989 (7)	53,942	*	53,942	—	*
Carlton M. Cadwell (8)	51,067	*	51,067	—	*
Gregory Enterprises, LLC (9)	48,617	*	48,617	—	*
Robert Morris Revocable Trust (10)	48,617	*	48,617	—	*
Richard A. O’Brien, M.D.(11)	10,530	*	10,530	—	*

*	Represents less than one percent (1%).
(1)	The number of shares of common stock beneficially owned by each selling stockholder prior to this offering is based upon information provided to us by the selling stockholder. The percentage of common stock owned after the offering is based on 42,239,827 shares of our common stock, consisting of 39,903,627 shares of our common stock outstanding as of October 3, 2011 and 2,336,200 shares of our common stock issued to the selling stockholders on October 7, 2011 in connection with the Merger. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.
(2)	Assumes the sale of all shares of common stock registered pursuant to this prospectus.

(3)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Tullis-Dickerson Capital Focus, III, LP (“Tullis”) are subject to the terms set forth in the Stock Sale Agreement. Prior to the Merger, a representative of Tullis served as a member of IMI’s Board of Directors and such Board of Directors’ M&A Committee.
(4)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Ascension Health are subject to the terms set forth in the Stock Sale Agreement. Prior to the Merger, a representative of Ascension Health was an observer on IMI’s Board of Directors and such Board of Director’s M&A Committee. In the normal course of business, Ascension Health has purchased products from us used in the provision of healthcare.
(5)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Thomas E. Conley are subject to the terms set forth in the Stock Sale Agreement. Prior to the Merger, Dr. T. Conley served as a member of IMI’s Board of Directors and previously was an employee and currently serves as an independent contractor with American Neuromonitoring Associates, PC (“ANA”), an entity that IMI manages and pursuant to which ANA employs physicians who provide medical services on behalf of IMI. Dr. T. Conley is a beneficiary of the Erma Grace Conley Revocable Trust dated 9-22-1989.
(6)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Roger A. Conley are subject to terms set forth in the Stock Sale Agreement. Prior to the Merger, Mr. R. Conley served as a member of IMI’s Board of Directors. Mr. R. Conley is a beneficiary of the Erma Grace Conley Revocable Trust dated 9-22-1989.
(7)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by the Erma Grace Conley Revocable Trust dated 9-22-1989 (the “Conley Trust”) are subject to the terms set forth in the Stock Sale Agreement. Mr. T. Conley and Mr. R. Conley are beneficiaries of the Conley Trust.
(8)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Carlton M. Cadwell are subject to the terms set forth in the Stock Sale Agreement.
(9)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Gregory Enterprises, LLC are subject to the terms set forth in the Stock Sale Agreement.
(10)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Robert Morris Revocable Trust (the “Morris Trust”) are subject to the terms set forth in the Stock Sale Agreement.
(11)	The shares of common stock beneficially owned by and the total number of shares of common stock being offered by Richard A. O’Brien are subject to the terms set forth in the Stock Sale Agreement. Dr. R. O’Brien previously was an employee and currently serves as an independent contractor with ANA, an entity that IMI manages and pursuant to which ANA employs physicians who provide medical services on behalf of IMI.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In connection with the Merger, we, each of the selling stockholders and the Broker, entered into the Stock Sale Agreement. Pursuant to the terms and conditions of the Stock Sale Agreement and among other things, each of the selling stockholders has agreed to appoint the Broker to sell the Stock Consideration during the Sale Period, provided, that, the Broker and the selling stockholders have agreed, collectively, as a stockholder group, to limit the sales of the Stock Consideration on any given trading day to no more than ten percent (10%) of the aggregate trading volume of our common stock as traded on the NASDAQ on any such trading day, unless otherwise approved by us.

The Stock Sale Agreement also provides that we will (i) make an adjustment payment to each of the selling stockholders in either cash or additional shares of our common stock in the event that the net proceeds of the sales during the Sale Period are less than the Closing Stock Consideration Value; or (ii) repurchase any unsold shares of the Stock Consideration held by the selling stockholders if on December 31, 2011, we have been unable to have an effective registration statement on Form S-3 effective with the SEC for more than the number of trading days required for the Broker to sell the Stock Consideration or any additional shares of our common stock that we may issue as part of any adjustment payment. In the event that an adjustment payment is required pursuant to the terms of the Stock Sale Agreement and we decide to issue additional shares of our common stock, we may be required to provide a further adjustment payment in cash should the net proceeds of all sales during the Sale Period and an extended sale period remain less than the Closing Stock Consideration Value.

The Broker has agreed to charge $0.03 per share for each share of Stock Consideration sold pursuant to the terms of the Stock Sale Agreement which is a customary charge for these types of sales. The selling stockholders are obligated to pay for all fees and commissions of the Brokers, provided that, we have agreed to reimburse the selling stockholders for such fees and commissions as part of any adjustment payment that may be required pursuant to the terms of the Stock Sale Agreement.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The shares will be sold only through the Broker or registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal control over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain other legal matters in connection therewith have been passed upon for us by DLA Piper LLP (US), San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we file periodic reports, proxy statements and other information with the SEC relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room and via the SEC’s website (see below for more information).

In connection with the common stock offered by this prospectus, we have filed a registration statement on Form S-3 under the Securities Act with the SEC. This prospectus, filed as part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits and schedules. For further information with respect to our common stock and us, you should refer to that registration statement and its accompanying exhibits and schedules.

You may inspect a copy of the registration statement of which this prospectus is a part and its accompanying exhibits and schedules, as well as the reports, proxy statements and other information we file with the SEC, without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including us. The address of the site is http://www.sec.gov.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of NuVasive, Inc. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of NuVasive, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and, where applicable, supersede the information in this prospectus. We incorporate by reference the documents listed below that we have filed with the SEC (Commission File No. 000-50744):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;

•

Our Current Reports on Form 8-K filed on March 9, 2011, May 31, 2011, June 29, 2011 (both Current Reports), July 28, 2011, August 15, 2011, September 21, 2011, September 27, 2011, September 28, 2011, September 29, 2011, and October 7, 2011 (except in each case, any information that has been deemed to be “furnished” and not filed, and any exhibits related thereto);

•

The description of our common stock contained in the Registration Statement on Form 8-A (No. 000-50744) filed with the Commission on May 5, 2004, pursuant to Section 12 of the Exchange Act of 1934 (the “Exchange Act”), and in any report filed for the purpose of amending such description; and

•

Our Definitive Proxy Statement on Schedule 14A filed on April 4, 2011 in connection with our 2011 Annual Meeting of Stockholders, but only to the extent incorporated by reference in our Annual Report on Form 10-K.

We also incorporate by reference any future filings (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the securities by means of this prospectus is terminated. Information in such future filings updates and supplements the information provided in this prospectus. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed and except as described above, Current Reports on Form 8-K. Any statements in any such future filings will automatically be deemed to modify and supersede any information in this prospectus or any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owners, to whom this prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with this prospectus, including exhibits which are specifically incorporated by reference into such documents. If you would like to request documents from us, please send a request in writing or by telephone to us at the following address:

NuVasive, Inc.

7475 Lusk Boulevard

San Diego, California 92121

Attn: Chief Financial Officer

(858) 909-1800

2,336,200 Shares

NuVasive, Inc.

Common Stock

PROSPECTUS

OCTOBER 7, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts (all amounts except the SEC filing fee are estimated):

Amount to be paid
SEC registration fee	$4,182
Legal fees and disbursements	25,000
Accounting fees and disbursements	5,000
Miscellaneous	3,318

Total expenses	$37,500

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for the breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Our restated certificate of incorporation and restated bylaws also provide that we shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

We have entered into indemnification agreements with each of our directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving any of our directors, executive officers, employees, or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

The indemnification provisions in our restated certificate of incorporation, bylaws and the indemnification agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

We have obtained liability insurance for our executive officers and directors.

Item 16.	Exhibits

(a)	The following exhibits are filed as part of this Registration Statement

Exhibit Number	Description of Document

2.1†	Agreement and Plan of Merger, dated September 28, 2011, among NuVasive, Inc., Catamaran Acquisition Corporation, Impulse Monitoring, Inc., and Tullis-Dickerson & Co., Inc. (incorporated by reference to our Current Report on Form 8-K filed with the Commission on October 7, 2011)

4.1	Specimen Common Stock Certificate (incorporated by reference to our Annual Report on Form 10-K filed with the Commission on March 16, 2006)

4.2*	Stock Sale Plan Agreement, dated September 28, 2011, among NuVasive, Inc., the holders of Series A preferred stock and Series B Preferred stock of Impulse Monitoring, Inc. (as listed on Exhibit A thereto) and Robert W. Baird & Co., Incorporated

5.1*	Opinion of DLA Piper (US)

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page hereto)

*	Filed herewith
†	Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. Application has been made to the Commission seeking confidential treatment of such confidential portions under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. This exhibit has been filed separately with the SEC without redactions in connection with registrant’s confidential treatment request.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities;

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on October 7, 2011.

NUVASIVE, INC.

By:	/s/ Alexis V. Lukianov
Alexis V. Lukianov
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alexis V. Lukianov and Michael J. Lambert, and each of them individually, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, with full powers to each of them, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of securities of the registrant, and to file or cause to be filed the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue thereof, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This Power of Attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 7, 2011.

Signature	Title

/s/ Alexis V. Lukianov	Alexis V. Lukianov
Chairman and Chief Executive Officer
(principal executive officer)

/s/ Michael J. Lambert	Michael J. Lambert
Executive Vice President and Chief Financial Officer
(principal financial and accounting officer)

/s/ Jack R. Blair	Jack R. Blair
Director

/s/ Peter C. Farrell	Peter C. Farrell. Ph.D., AM
Director

/s/ Lesley H. Howe	Lesley H. Howe
Director

/s/ Robert J. Hunt	Robert J. Hunt
Director

/s/ Peter M. Leddy	Peter M. Leddy
Director

/s/ Richard W. Treharne	Richard W. Treharne, Ph.D.
Director

/s/ Eileen M. More	Eileen M. More
Director

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1†	Agreement and Plan of Merger, dated September 28, 2011, among NuVasive, Inc., Catamaran Acquisition Corporation, Impulse Monitoring, Inc., and Tullis-Dickerson & Co., Inc. (incorporated by reference to our Current Report on Form 8-K filed with the Commission on October 7, 2011)

4.1	Specimen Common Stock Certificate (incorporated by reference to our Annual Report on Form 10-K filed with the Commission on March 16, 2006)

4.2*	Stock Sale Plan Agreement, dated September 28, 2011, among NuVasive, Inc., the holders of Series A preferred stock and Series B Preferred stock of Impulse Monitoring, Inc. (as listed on Exhibit A thereto) and Robert W. Baird & Co., Incorporated

5.1*	Opinion of DLA Piper (US)

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page hereto)

*	Filed herewith
†	Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. Application has been made to the Commission seeking confidential treatment of such confidential portions under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. This exhibit has been filed separately with the SEC without redactions in connection with registrant’s confidential treatment request.